

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

John Capela
Vice President and Chief Accounting Officer
ITT Inc.
1133 Westchester Avenue
White Plains, NY 10604

> **Re: ITT Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 19, 2021**
> **File No. 001-05672**

Dear Mr. Capela:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology